SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

August 2, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Response dated July 31 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated July 31, 2018.

Answer to question 1: we have made changes to the coverage page with removing reference to “minimum amount.” We have edited the complete document and removed reference to “minimum amount.”

Answer to question 2: On page 14 “Plan of Distribution, we have made changes to disclose that proceeds will be immediate available to the company.

Respectfully submitted,

/s/ Norman George

Mr. Norman George

President & CEO

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax